UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Terran Orbital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88105P103

(CUSIP NUMBER)

Estate of Anthony L. Previte

c/o Terran Orbital Corporation

6800 Broken Sound Parkway NW, Suite 200

Boca Raton, Florida 33487

(561) 988-1704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88105P103	13D

1	NAME OF REPORTING PERSONS Anthony L. Previte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 0%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed for Anthony L. Previte (the “Reporting Person”). This Amendment No. 1 amends, solely to the extent set forth herein, the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on April 4, 2022. This Amendment No. 1 is being filed as a result of the Reporting Person’s death on July 11, 2022 upon which the Reporting Person ceased to be the beneficial owner of more than five percent of Shares.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a) The person for whom this statement is filed is Anthony L. Previte.

(b) The business address of the Reporting Person was 6800 Broken Sound Parkway NW, Suite 200, Boca Raton, Florida 33487.

(c) Prior to his death, Anthony L. Previte was the Co-Founder, Chief Strategy Officer and Executive Vice President of the Issuer and a member of the Issuer’s Board of Directors.

(d) and (e) During the past five years, the Reporting Person had not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person was a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

None.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

This Amendment No. 1 is being filed to report that the Reporting Person is no longer a beneficial owner of greater than 5% of the outstanding shares of Common Stock of the Issuer. The disclosure regarding the transactions reported in Item 5(c) below is incorporated herein by reference

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (d) of Item 5 are hereby amended and restated as follows:

(a)	As of the date of this report, Mr. Previte does not beneficially own any Shares.

(b)	Not applicable.

(c)

On July 8, 2022, Mr. Previte transferred 10,372,117 shares of Common Stock owned by Mr. Previte to the Anthony L. Previte Declaration of Trust dated June 10, 2022 (the “Trust”). At such time, Mr. Previte served as the trustee of the Trust and was therefore deemed a beneficial owner of the Common Stock held by the Trust. On July 8, 2022, Mr. Previte, the Trust and the Issuer entered into a Stock Transfer Agreement pursuant to which Mr. Previte transferred to the Trust all of Mr. Previte’s right, title and interest to the up to 4,589,766 shares of Common Stock underlying the RSUs that were granted to Mr. Previte pursuant to certain Notices of Grant of Substitute Restricted Stock Units and Substitute Restricted Stock Units Agreements and Notices of Grant of Substitute Restricted Stock Units and Substitute Restricted Stock Units Agreements (the “Stock Transfer Agreement”). Pursuant to the Stock Transfer Agreement, up to 1,342,240 shares of Common Stock underlying RSUs that already vested as of the date of the Stock Transfer Agreement will transfer to the Trust on the applicable RSU settlement date. The remaining shares of Common Stock underlying RSUs transferred to the Trust that had not vested as of the date of Mr. Previte’s death on July 11, 2022 were forfeited upon Mr. Previte’s death.

(d)	Not applicable.

(e)	On July 11, 2022, Mr. Previte passed away and thereby ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

The information set forth in Item 5(c) of this Schedule 13D/A is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Item 7 is hereby amended and restated as follows:

None.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: July 22, 2022

Anthony L. Previte (deceased)

By:	/s/ Stacy N. Previte
Stacy N. Previte, Personal Representative of Anthony L. Previte